As filed with the Securities and Exchange Commission on July 27, 2010

Registration No. 333-166128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NXP Semiconductors N.V.

(Exact name of Registrant as specified in its charter)

The Netherlands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

High Tech Campus 60

5656 AG Eindhoven

The Netherlands

Tel: +31 40 2729233

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James N. Casey

1109 McKay Drive

M/S 54SJ

San Jose, CA 95131-1706

United States

Tel: +1 408 434 3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicholas J. Shaw	Paul Etienne Kumleben
Simpson Thacher & Bartlett LLP CityPoint One Ropemaker Street London EC2Y 9HU England	Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG England

Approximate date of commencement of proposed sale to the public:

As soon as possible after this registration statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.	☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE:

This Amendment No. 6 to the Registration Statement on Form F-1 is being filed solely for the purpose of filing Exhibit 5.1.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under Dutch law, indemnification provisions may be included in the articles of association and, accordingly, our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner that could reasonably be believed to be in or not opposed to our best interests. In addition, upon completion of this offering, we may enter into indemnification agreements with our directors and officers.

Item 7.	Recent Sales of Unregistered Securities.

The Management Foundation, a foundation organized under the laws of the Netherlands, established to implement our management co-investment program, holds 600,000 of our shares of common stock for the benefit of the designated participants in the program. Pursuant to this program, selected members of our management, including our chief executive officer, the members of our management team and the other NXP executives, have purchased depositary receipts for shares of common stock issued by the Management Foundation, each representing economic interests in one share of our common stock. These interests include any dividends and other proceeds or liquidation entitlements, but do not include any voting rights, which are retained by the Management Foundation in its capacity as stockholder. Participants in our management co-investment program are selected by the nominating and compensation committee, with respect to participants who are on our board, and by the chief executive officer, with respect to other participants.

From October 2007 to December 2008, we granted approximately 135 members of management and executive officers, stock options under which, such members of management and executive officers, were given the right to purchase an aggregate of approximately 42.5 million depositary receipts representing an aggregate of approximately 42.5 million shares of our common stock upon exercise and payment of the exercise price, after these rights vested, and only upon a sale of shares by the Private Equity Consortium or upon a change of control (in particular, upon the Private Equity Consortium no longer holding 30% of our common stock). The exercise prices for these options ranged from €20.00 to €50.00 per stock option. As of December 31, 2008, rights to purchase depositary receipts representing an aggregate of approximately 33 million shares of common stock were outstanding. Most of these outstanding shares of common stock were cancelled under our new stock options exchange program of May 2009, which is described below. The remaining lapsed as a result of the holders of stock options having left our employment. Approximately 4.5 million stock options entitling to the right to purchase depositary receipts representing an aggregate of approximately 4.5 million shares of our common stock have not been exchanged and are still outstanding as per December 31, 2009.

From October 2007 to April 4, 2010, we granted approximately 1,045 non-executive employees equity rights under which such non-executive employees were given the right to acquire an aggregate of approximately 474,722 shares of common stock for no consideration after the rights vested and upon a change of control (in particular, upon the Private Equity Consortium no longer holding 30% of our common stock).

Since neither our stock options nor our equity rights and shares of common stock were traded on any stock exchange, and exercise is dependent upon certain conditions, employees can receive no value nor derive any benefit from holding these options or rights without the fulfillment of the conditions for exercise. We have concluded that the fair value of the share-based payments can best be estimated by the use of a binomial option-pricing model because such model takes into account the various conditions and subjective assumptions that determine the estimated value. These assumptions are discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based Compensation”, included elsewhere in this registration statement.

Because the stock options and equity rights were not traded, an option-based approach (the Finnerty model) was used to calculate an appropriate discount for lack of marketability. The expected life of the stock options and equity rights is an estimate based on the time period private equity investors typically take to liquidate a portfolio investment. The volatility assumption has been based on the average volatility of comparable companies over an equivalent period from valuation to exit date.

In May 2009, we executed a stock options exchange program, under which new stock options were granted to eligible individuals in exchange for their existing stock options. By accepting the new stock options, all existing stock options (vested and unvested) owned by the eligible individuals were cancelled. Under this program, an aggregate number of approximately 21 million stock options, representing the right to purchase depositary receipts for approximately 21 million shares of common stock were exchanged into approximately 7.5 million stock options entitling to purchase depositary receipts for approximately 7.5 million shares of common stock. In addition, an average of approximately 6.5 million new stock options representing the right to purchase depositary receipts for approximately 6.5 million shares of common stock have been granted to new employees. The exercise prices for these new stock options ranged from €2.00 to €40.00 per stock option. In certain cases, the vesting schedules of the options were also revised.

The current option pool available for stock options grants, as determined by our stockholders, is for an amount of stock options representing, in the aggregate, up to 21.8 million common shares in our share capital. As of December 31, 2009, a total of approximately 19 million stock options were granted and were outstanding, under the management equity plan to a group of approximately 125 (current and former) NXP executives (which includes our chief executive officer and the other members of the management team). These stock options can be exercised at exercise prices which vary from €2.00 to €50.00 per stock option.

The issuances described above were effected without registration in reliance on (1) the exemptions afforded by Section 4(2) of the Securities Act, because the sales did not involve any public offering, (2) Rule 701 promulgated under the Securities Act for shares that were sold under a written compensatory benefit plan or contract for the participation of our employees, directors, officers, consultants and advisors, and (3) Regulation S promulgated under the Securities Act relating to offerings of securities outside of the United States.

Item 8.	Exhibits and Financial Statement Schedules.

Exhibits

See exhibit index which is incorporated herein by reference.

Financial Statements Schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 9.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the several underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the several underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly reasonable grounds to believe that it meets all of the requirements for filing on Form F–1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Eindhoven, the Netherlands on July 27, 2010.

NXP Semiconductors N.V.

By:	*
Name:	Richard L. Clemmer
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

	* Richard L. Clemmer	Chief Executive Officer and Member of the Board of Management (Principal executive officer)	July 27, 2010

	* Karl-Henrik Sundström	Chief Financial Officer and Member of the Board of Management (Principal financial and accounting officer)	July 27, 2010

	* Johannes P. Huth	Member of the Supervisory Board	July 27, 2010

	* Ian Loring	Member of the Supervisory Board	July 27, 2010

	* Richard Wilson	Member of the Supervisory Board	July 27, 2010

*By:	/s/ Jean Schreurs Jean Schreurs Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of NXP Semiconductors N.V., has signed this amendment to the registration statement in San Jose, CA, on July 27, 2010.

NXP Semiconductors N.V.

Authorized Representative in the United States

By:	/s/ JAMES N. CASEY
Name:	James N. Casey

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement among NXP Semiconductors N.V. and Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated

3.1*	Form of Certificate of Incorporation

3.2*	Form of Articles of Association of NXP Semiconductors N.V.

4.1	Senior Secured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.2*	Super Priority Notes Indenture dated as of April 2, 2009 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Law Debenture Trust Company of New York as Trustee

4.3	Senior Unsecured Indenture dated as of October 12, 2006 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto and Deutsche Bank Trust Company Americas as Trustee (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-4 of NXP B.V. filed on April 23, 2007 (File No. 333-142287))

4.4	Collateral Agency Agreement dated as of September 29, 2006 among NXP Semiconductors N.V. (formerly known as KASLION Acquisition B.V.) NXP B.V., Guarantors named therein, Secured Parties as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. As Taiwan Collateral Agent (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-4 of NXP B.V., filed on April 23, 2007 (File No. 333-142287))

4.5*	Senior Secured Indenture dated as of July 20, 2010 among NXP B.V. and NXP Funding LLC as Issuers, each of the Guarantors named on the signature pages thereto, Deutsche Bank Trust Company Americas as trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent

4.6*	Form of amended and restated shareholders’ agreement among NXP Semiconductors N.V., Koninklijke Philips Electronics N.V., KASLION Holding B.V., Stichting Management Co Investment NXP and NXP B.V.

4.7*	Form of Registration Rights Agreement among NXP Semiconductors N.V., Alpinvest Partners CSI 2006 Lion C.V., Alpinvest Partners Later Stage II-A Lion C.V., Meridian Holding S.à.r.l., Bain Pumbaa Luxco S.à.r.l., KKR NXP Investor S.à.r.l., NXP Co-Investment Investor S.à.r.l., SLII NXP S.à.r.l., Koninklijke Philips Electronics N.V., Stichting Management Co-Investment NXP and certain hedge funds party to the agreement.

5.1	Form of opinion of De Brauw Blackstone Westbroek N.V. regarding the validity of the shares of common stock being registered

10.1*	Intellectual Property Transfer and License Agreement dated as of September 28, 2006 between Koninklijke Philips Electronics N.V. and NXP B.V.

10.2*	Intellectual Property Transfer and License Agreement dated as of November 16, 2009 among NXP B.V., Virage Logic Corporation and VL C.V.

Exhibit Number	Description of Document

10.3	Secured Revolving Credit Facility dated as of September 29, 2006 among NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Mizuho Corporate Bank, Ltd., as Taiwan Collateral Agent, Deutsche Bank AG, London Branch, as Syndication Agent, Merrill Lynch Capital Corporation as Documentation Agent and Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint-lead arrangers and Joint bookrunners (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-4 of NXP B.V., filed on April 23, 2007 (File No. 333-142287))

10.4*	Shareholders’ agreement dated as of March 30, 1999, as amended, among EBD Investments Pte. Ltd., Koninklijke Philips Electronics N.V. and Taiwan Semiconductor Manufacturing Company Ltd.

10.5*

Forward Start Revolving Credit Facility dated as of May 10, 2010 among NXP Semiconductors N.V., NXP B.V., NXP Funding LLC as borrowers, Morgan Stanley Senior Funding, Inc. as Global Collateral Agent and Administrative Agent and Barclays Capital, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank), Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V. (formerly known as Fortis Bank (Nederland) N.V.), Goldman Sachs International, HSBC Bank plc, Merrill Lynch International and Morgan Stanley Bank International Limited as Joint-Lead Arrangers and Joint Bookrunners

10.6*	Lease Agreement dated as of September 15, 2009, among Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China

10.7*	Supplementary Agreement dated as of September 15, 2009 to the Lease Agreement dated as of September 15, 2009, among Beijing Economic-Technological Investment & Development Corporation and NXP Semiconductors (Beijing) Limited for the property at No. 20 Tong Ji Nan Lu of the Beijing Economic-Technological Area of China

10.8*	Lease Agreement dated as of December 23, 2004 among Jurong Town Corporation and Systems on Silicon Manufacturing Company Pte. Ltd. for the property at No. 70 Pasir Ris Drive 1, Singapore

10.9*	Lease Agreement dated as of September 26, 2003 among Huangjiang Investment Development Company and Philips Semiconductors (Guangdong) Company Ltd. for the property at Tian Mei High Tech Industrial Park, Huang, Jiang Town, Dongguan City, China

10.10*	Building Lease Contract dated as of May 12th, 2000 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.11*	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of October 30, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.12*	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.13*	Agreement with regard to the Lease of a Single (vehicle) Shelter dated as of March 8, 2010 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.14*	Agreement with regard to the Lease of Additional Land dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

Exhibit Number	Description of Document

10.15*	Agreement with regard to the Lease of a Dangerous Goods Warehouse dated as of November 27, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.16*	Agreement with regard to the Lease of a Standard Plant Basement dated as of July 1, 2009 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.17*	Storage and Transportation Agreement dated as of January 15, 2007 between Phi-Kai Technology Co., Ltd. and NXP Semiconductors Taiwan Ltd.

10.18*	Agreement with regard to the Lease of Land at Property Number AL012 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.19*	Agreement with regard to the Lease of Land at Property Number AL020 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.20*	Agreement with regard to the Lease of Land at Property Number AL071 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.21*	Agreement with regard to the Lease of Land at Property Number CL102 dated as of July 1, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.22*	Agreement with regard to the Lease of Land dated as of September 30, 2008 between the Export Processing Zone Administration (Ministry of Economic Affairs) and NXP Semiconductors Taiwan Ltd.

10.23	[Reserved]

10.24*	NXP Management Equity Plan 2009

10.25*	Conditions of administration of the Stichting Management Co-Investment NXP

10.26*	NXP Global Equity Incentive Program

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of KPMG Accountants N.V.

23.2*	Consent of Deloitte Accountants B.V.

23.3	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibit 5.1)

24.1*	Power of Attorney of Richard L. Clemmer and Karl-Henrik Sundström

24.2*	Power of Attorney of Johannes P. Huth, Ian Loring and Richard Wilson

*	Previously filed